Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Digital Realty Trust, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-147746 and 333-121353) on Form S-8 and (Nos. 333-163505, 333-158958, 333-142396, 333-132980 and 333-129688) on Form S-3 of Digital Realty Trust, Inc. of our report included herein dated March 19, 2010 with respect to the combined statement of revenue and certain expenses of the New England Portfolio for the year ended December 31, 2008. Our report refers to the fact that the combined statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of the New England Portfolio’s revenue and expenses.

/s/ KPMG LLP

San Francisco, California

March 24, 2010